SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
UNDER THE INVESTMENT COMPANY ACT OF 1940

BLACKROCK GLOBAL FINANCIAL SERVICES FUND, INC.
Exact Name of Registrant

NOTIFICATION OF ELECTION

     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself and each of its series to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the Township of Plainsboro and the State of New Jersey on the 28th day of January, 2009.

BLACKROCK GLOBAL FINANCIAL SERVICES FUND, INC.

By:	/s/ Donald C. Burke
Donald C. Burke President and Chief Executive Officer

Attest:	/s/ Denis R. Molleur Denis R. Molleur Assistant Secretary

January 28, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Judiciary Plaza
Washington, D.C. 20549

Re:	BlackRock Global Financial Services Fund, Inc. Securities Act File No. 333-80061 Investment Company Act File No. 811-09375

Ladies and Gentlemen:

     On behalf of BlackRock Global Financial Services Fund, Inc., I hereby transmit for filing under the Investment Company Act of 1940, as amended, the Notification of Election Pursuant to Rule 18f-1. Should members of the staff have any questions or comments regarding this filing, they should contact me at (609) 282-2382.

Very truly yours,

/s/ Denis R. Molleur
Denis R. Molleur Managing Director Legal & Compliance